UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

Todos Medical Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M8790Y108

(CUSIP Number)

Strategic Investment Holdings, LLC

875 Carretera 693, Suite 201

Dorado, PR 00646

Tel: (787) 626-6500

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M8790Y108	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Strategic Investment Holdings, LLC (ID 82-1548155)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 151,404,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,404,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,404,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.01%
14	TYPE OF REPORTING PERSON CO

CUSIP No. M8790Y108	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Robb Rill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 151,404,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,404,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,404,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.01%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D relates to the common shares of Todos Medical Ltd. (the “Company”). The address of the principal executive office of the Company is 121 Derech Menachem Begin, 30th Floor, Tel Aviv, 6701203 Israel.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by Strategic Investment Holdings, LLC, a Nevada limited liability company, (“SIH”) and Robb Rill, the manager of SIH, (the “Manager”), (SIH and the Manager are collectively referred to as the “Reporting Persons”).
(b)	The Reporting Persons’ principal business and principal office address is 875 Carretera 693, suite 201, Dorado, PR 00646.
(c)	SIH is a private investor whose principal occupation is making private investments. The Manager is the manager of SIH.
(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.
(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	SIH is domiciled in the state of Nevada.

Item 3. Source and Amount of Funds or Other Consideration

The 151,404,000 shares of the Company were issued to SIH as payment for $1,097,000 of a $3,500,000 Convertible Note issued by the Company as partial payment for the Company’s purchase of Provista Diagnostics, Inc from SIH.

Item 4. Purpose of Transaction

The Reporting Persons acquired the 151,404,000 shares of the Company as payment for the Company’s purchase of Provista Diagnostics, Inc.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially owns 151,404,000 common shares of the Company. In determining the percentage ownership of the outstanding common shares, the Reporting Persons are relying on the most recently available information obtained from the Company’s transfer agent and published by the OTC Markets which indicates 1,529,333,228 common shares are outstanding as of February 10, 2023. Based on the foregoing, The Reporting Person’s ownership represents approximately 9.01% of the outstanding common shares. The Manager is deemed to be the beneficial owner of all shares owned by SIH.
(b)	Subject to the above discussion, SIH has sole power to vote and dispose of 151,404,000 common shares; and the Manager has complete power to vote and dispose of the 151,404,000 common shares held by SIH.
(c)	N/A.
(d)	No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 151,404,000 common shares beneficially held by the Reporting Persons.
(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to be Filed as Exhibits

N/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2023	/s/ Robb Rill
Date	Signature
Robb Rill, Managing Director
Strategic Investment Holdings, LLC
Name/Title